Celera contact:
David Speechly, Ph.D.
Tel: 510.749.1853
David.Speechly@celera.com

Pharmacyclics contact
Leiv Lea
Tel: 408.774.0330

Media: Carolyn Bumgardner Wang
Tel: 415.946.1065

CELERA GENOMICS ANNOUNCES SALE OF THERAPEUTIC PROGRAMS TO PHARMACYCLICS

-- Pharmacyclics Expands Oncology Pipeline by Acquiring Novel Product Candidates --

ROCKVILLE, MD and SUNNYVALE, CA – April 10, 2006 – Celera Genomics (NYSE:CRA), an Applera Corporation business, and Pharmacyclics (Nasdaq:PCYC) today announced that Pharmacyclics has acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics. Under the terms of the agreement, Pharmacyclics has acquired Celera technology and intellectual property relating to drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, angiogenesis molecules and B cell tyrosine kinases involved in immune function.

The financial terms of the transaction include an upfront cash payment of $2 million and an equity payment of between five hundred thousand and one million shares of Pharmacyclics common stock, depending on Pharmacyclics' stock price during a specified period. If these programs meet certain developmental stage milestone events and result in drugs that are approved and commercialized in key geographical markets, they may generate potential future milestone payments to Celera of up to $144 million. In addition, Celera will be entitled to royalty payments in the mid- to high single digits based on annual sales of any drugs commercialized from the three programs.

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Pharmacyclics has acquired the following from Celera:

- HDAC inhibitor drug candidates in Phase 1 clinical trials for treatment of refractory solid tumors;
- a first-in-class HDAC-8 selective inhibitor in preclinical development for the potential treatment of cancer;
- a first-in-class Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor cell growth and metastases, and with potential applications in anticoagulation and cardiology; and
- B-cell-associated tyrosine kinase inhibitors, which have potential utility in lymphoma and autoimmune diseases, such as rheumatoid arthritis.

"This transaction enables us to realize immediate and potential long-term value as these programs continue to progress, while allowing us to focus our resources on our core business of molecular diagnostics and proteomics and genomics discovery," said Kathy Ordoñez, president of Celera Genomics. "Moreover, we're pleased that Pharmacyclics is moving all three programs forward together, particularly with its strong focus on and expertise in oncology drug development. This underscores our scientists' outstanding achievements and is a major step in our planned exit from small molecule development."

"Together with our late-stage lead product candidate, Xcytrin® (motexafin gadolinium) Injection, these novel programs provide us with a deep pipeline of diverse products and strengthen our developing oncology franchise," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "We are in discussions with the FDA regarding our recent Phase 3 SMART trial results, and several other Phase 2 trials in a range of cancers are ongoing with Xcytrin. The Celera programs are an ideal fit with our small-molecule chemistry technology platform and oncology clinical development core competency."

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer, atherosclerosis and other diseases. In December 2005, the company announced top-line results from its pivotal Phase 3 SMART trial for patients with brain metastases from non-small-cell lung cancer, and is currently discussing these data with the FDA. Full results and analyses will be presented at the 2006 ASCO Annual Meeting in Atlanta in June. The company is also testing Xcytrin in several Phase 1 and Phase 2 clinical trials as a single agent and in combination with chemotherapy and/or radiation in multiple cancer types. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics[®], Xcytrin[®] and the "pentadentate" logo[®] are registered trademarks of Pharmacyclics, Inc.

About Celera Genomics and Applera Corporation

Applera Corporation consists of two operating groups. The Celera Genomics Group is focused on discovery, development, and commercialization of diagnostic products as well as leveraging its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets and pharmacogenomic markers. It seeks to advance its therapeutic discoveries through partnerships with technology and market leaders. The Applied Biosystems Group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries and develop new pharmaceuticals. Applied Biosystems' products also serve the needs of some markets outside of life science research, which we refer to as "applied markets," such as the fields of: human identity testing (forensic and paternity testing); biosecurity, which refers to products needed in response to the threat of biological terrorism and other malicious, accidental, and natural biological dangers; and quality and safety testing, for example in food and the environment. Applied Biosystems is headquartered in Foster City, CA, and reported sales of nearly $1.8 billion during fiscal 2005. Information about Applera Corporation, including reports and other information filed by the company with the Securities and Exchange Commission, is available at http://www.applera.com, or by telephoning 800.762.6923. Information about Celera Genomics is available at http://www.celera.com.

Forward-Looking Statements
Other than statements of historical fact, the statements made in this press release about enrollment and future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, including results from our SMART trial, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "potential," "project," "believe," "will," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with the initiation, timing, design, enrollment and cost of clinical trials; unexpected delays in and unanticipated increases in costs related to our preclinical studies and clinical trials; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to obtain future financing and fund the product development of our pipeline; our ability to successfully develop and commercialize the therapeutic programs we acquired from Celera; the outcome of our discussions with the FDA; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its quarterly report on Form 10-Q for the period ended December 31, 2005. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," and "should," among others. These forward-looking statements are based on Applera Corporation's current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, Applera Corporation notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. These risks and uncertainties include but are not limited to: (1) uncertainty that Pharmacyclics will be able to develop and commercialize products based on the acquired

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programs and product candidates; (2) uncertainty that any products developed by Pharmacyclics from the acquired programs and product candidates will be accepted and adopted by the market, including the risk that these products will not be competitive with products offered by other companies, or that users will not be entitled to receive adequate reimbursement for these products from third party payors such as private insurance companies and government insurance plans; (3) uncertainty that Celera Genomics will receive milestone and royalty payments in the event that these programs or product candidates do not proceed successfully; and (4) other factors that might be described from time to time in Applera Corporation's filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Applera does not undertake any duty to update this information, including any forward-looking statements, unless required by law.

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